UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): February 25, 2021

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*
5851 Legacy Circle Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On February 25, 2021, Denbury Inc. issued a press release announcing its fourth quarter and full-year 2020 financial and operating results, together with current estimates of its 2021 capital budget and 2021 production. A copy of the press release is attached as Exhibit 99.1 hereto.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated February 25, 2021.
104	The cover page from the Company's Current Report on Form 8-K dated February 25, 2021, has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: February 25, 2021   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury

News

DENBURY REPORTS 2020 FOURTH QUARTER AND FULL-YEAR RESULTS, ANNOUNCES 2021 CAPITAL BUDGET AND PRODUCTION GUIDANCE

PLANO, TX – February 25, 2021 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today announced its fourth quarter and full-year 2020 financial and operating results, along with its 2021 capital budget and projected 2021 production.

2020 FOURTH QUARTER AND FULL-YEAR HIGHLIGHTS

- Adjusted EBITDAX[1] (a non-GAAP measure) of $77 million for 4Q 2020 and $326 million for 2020
- Generated $88 million of free cash flow[1] (a non-GAAP measure) in 2020
- Invested $95 million of development capital in 2020, at the low end of the revised capital budget range and 60% lower than in 2019
- Received $15 million of proceeds from the sale of Houston area surface acreage in 4Q 2020, bringing total 2020 surface acreage sale proceeds to $29 million
- Produced 48,805 barrels of oil equivalent ("BOE") per day ("BOE/d") for 4Q 2020 and 51,151 BOE/d for full-year 2020, in line with the Company's revised production guidance
- Total debt at December 31, 2020 was $138 million, with $482 million of liquidity under the Company's bank credit facility
- Entered into a definitive agreement in 4Q 2020 to acquire a nearly 100% working interest in the Big Sand Draw and Beaver Creek oil fields located in Wyoming for approximately $12 million cash[2], including surface facilities and a 46-mile CO_2 transportation pipeline to the acquired fields. The acquisition is expected to close in early March 2021.

2021 CAPITAL BUDGET AND PRODUCTION GUIDANCE

The Company's 2021 capital budget has been set in a range of $250 million to $270 million, excluding acquisitions and capitalized interest. The capital budget includes approximately $150 million allocated to the development of the Company's strategic CO_2 enhanced oil recovery (EOR) project at Cedar Creek Anticline ("CCA"), including the 105-mile extension of the Greencore CO_2 Pipeline from Bell Creek Field to CCA. The Company currently expects the bulk of the pipeline construction to take place in the second half of 2021 with injection of CO_2 into CCA expected to begin in early 2022.

---

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2) Subject to two contingent cash payments of $4 million each in 2021 and 2022 if NYMEX WTI oil prices average at least $50 per Bbl during the respective calendar years.

A breakdown of the 2021 capital budget is set forth below:

- $100 million for the 105-mile extension of the Greencore CO_2 Pipeline to CCA;
- $50 million for CCA CO_2 tertiary well work, facilities, and field development;
- $50 million for other CO_2 tertiary oil field development;
- $35 million for non-tertiary oil field development; and
- $25 million for other capital items such as capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

In addition to Denbury's 2021 capital budget, in early-March 2021, the Company expects to complete the acquisition of its previously announced purchase of the Big Sand Draw and Beaver Creek tertiary oil fields in Wyoming for approximately $12 million. At current oil prices, the Company expects that its cash flow will be more than adequate to fund its capital budget and this pending acquisition. At December 31, 2020, the Company had $70 million of borrowings and $482 million of availability under its bank credit facility, providing significant liquidity. The expansion of the Greencore CO_2 Pipeline to CCA is a strategic long-term capital investment needed to unlock the development of over 400 million barrels of tertiary oil potential at CCA. The Company plans to evaluate other potential external funding sources for all or a portion of that expenditure.

Based on these capital spending plans, the Company currently anticipates 2021 average daily production of between 47,500 and 51,500 BOE/d, including anticipated production from the Big Sand Draw and Beaver Creek oil fields beginning in early March 2021.

MANAGEMENT COMMENT

Chris Kendall, Denbury's President and CEO, commented, "We are thrilled to continue progress on our Cedar Creek Anticline EOR project in 2021. This will be one of the largest EOR projects ever undertaken in the United States, using 100% industrial-sourced CO_2 to recover over 400 million barrels of oil. Additionally, the oil produced will be Scope 3 carbon negative, as the amount of industrial-sourced CO_2 that will be permanently injected to produce each barrel of oil will be greater than the combined emissions associated with the development and operation of the field, including the refining and combustion of the finished petroleum products. We believe that this carbon negative oil, which we have labeled "blue oil," will ultimately be a preferred commodity as it assists end users in reducing their own carbon footprint. Today, approximately 20% of Denbury's production is blue oil, and we expect that proportion to increase to 25% once the Beaver Creek and Big Sand Draw acquisition closes in March. We are committed to increasing the proportion of industrial-sourced CO_2 used in our EOR operations, with the objective of reaching an overall Company Scope 3 carbon negative position by the end of this decade.

"We are also extremely excited about the great potential we see for Denbury to lead in the emerging CCUS industry. Denbury's extensive, highly reliable, high-capacity CO_2 transmission infrastructure is perfectly located in the heart of the Gulf Coast industrial corridor, with significant available capacity and expansion potential. With the final rules on the IRS 45Q tax credit issued in mid-January, the stage is now set for a new era of carbon capture, and we believe that multiple new capture projects could be sanctioned beginning this year. Coupled with over twenty years of experience in designing, building, and operating CO_2 transportation, processing, and injection systems, we believe that Denbury is in a strong position to make a significant impact in this emerging and important industry.

"Going forward, we will continue our fundamental focus on safety and operational excellence. As underscored by our decision to move forward with the CCA EOR development, we will continue to invest in EOR operations, while positioning the Company to be a leader in what we believe will be a high value, high growth CCUS business. We believe that Denbury's strategic focus and asset base uniquely position us for strong performance through the energy transition."

FRESH START ACCOUNTING AND PREDECESSOR & SUCCESSOR PERIODS

Upon emergence from bankruptcy on September 18, 2020 (the "Emergence Date"), the Company applied fresh start accounting, which resulted in a new entity for financial reporting purposes. In applying fresh start accounting, the Company's assets and liabilities were recorded at fair value as of the Emergence Date, which differs materially from historical values reflected on the Company's balance sheet prior to the Emergence Date. As a result of the application of fresh start accounting and the effects of the Company's Chapter 11 restructuring, the consolidated financial statements of the Company after September 18, 2020 are not comparable with its consolidated financial statements on or prior to that date. References to "Successor" refer to the new Denbury reporting entity after the Emergence Date, and references to "Successor Period" refer to periods subsequent to September 18, 2020. References to "Predecessor" refer to the Denbury entity prior to emergence from bankruptcy, and references to "Predecessor Period" refer to periods (as specified herein) prior to and through September 18, 2020. Under GAAP, Denbury is required to report the Company's financial results for Successor Periods separately from Predecessor Periods. In order to provide meaningful comparability of certain results for the third quarter and year ended December 31, 2020, the Company has combined the results for the Successor Period and Predecessor Period where appropriate, labeled below as "Combined".

2020 FOURTH QUARTER RESULTS

Certain sequential and year-over-year comparisons of selected quarterly information for the Successor Periods, certain Predecessor Periods and on a Combined basis are shown in the following tables:

(in millions, except per-share data)	Successor Quarter Ended Dec. 31, 2020	Predecessor Quarter Ended Dec. 31, 2019
Net income (loss)	$ (53)	$ 23
Adjusted net income[2] (non-GAAP measure)	29	47
Adjusted EBITDAX[2] (non-GAAP measure)	77	155
Net income (loss) per diluted share	(1.07)	0.05
Adjusted net income per diluted share[2][3] (non-GAAP measure)	0.58	0.09

(in millions)	Successor Quarter Ended Dec. 31, 2020	Combined (Non-GAAP)[1] Quarter Ended Sept. 30, 2020	Predecessor Quarter Ended Dec. 31, 2019
Oil, natural gas, and related product sales	$ 179	$ 176	$ 294
CO_2 sales, oil marketing revenues and other	18	18	17
Total revenues and other income	$ 197	$ 194	$ 311
Receipt on settlements of commodity derivatives	$ 14	$ 18	$ 9
Cash flows from operations	$ 7	$ 74	$ 151
Adjusted cash flows from operations less special items[2] (non-GAAP measure)	72	68	134
Development capital expenditures	18	18	47

	Quarter Ended		
	Dec. 31, 2020	Sept. 30, 2020	Dec. 31, 2019
Average realized oil price per barrel (excluding derivative settlements)	$ 40.63	$ 39.23	$ 56.58
Average realized oil price per barrel (including derivative settlements)	43.94	43.23	58.30
Total production (BOE/d)	48,805	49,686	57,511
Total continuing production (BOE/d)[4]	48,805	49,686	56,341

(1) Combined results for the quarter ended September 30, 2020 and year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods.

(2) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(3) Calculated using average diluted shares outstanding of 50.0 million for the quarter ended December 31, 2020, 571.0 million for the three months ended December 31, 2019, and 510.3 million for the year ended December 31, 2019.

(4) Continuing production excludes production from the sale of a 50% working interest in four Gulf Coast properties completed on March 4, 2020.

2020 FULL-YEAR RESULTS

Year-over-year comparisons of selected annual information are shown in the following tables:

(in millions, except per-share data)	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020	Predecessor Year Ended Dec. 31, 2019	Successor Period from Sept. 19, 2020 through Dec. 31, 2020	Predecessor Period from Jan. 1, 2020 through Sept. 18, 2020
Net income (loss)	$ (1,483)	$ 217	$ (51)	$ (1,433)
Adjusted net income[2] (non-GAAP measure)	44	192		
Adjusted EBITDAX[2] (non-GAAP measure)	326	607		
Net income (loss) per diluted share		0.45	(1.01)	(2.89)
Adjusted net income per diluted share[2][3] (non-GAAP measure)		0.40		

(in millions)	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020	Predecessor Year Ended Dec. 31, 2019
Oil, natural gas, and related product sales	$ 693	$ 1,212
CO_2 sales, oil marketing revenues and other	58	63
Total revenues and other income	$ 751	$ 1,275
Receipt on settlements of commodity derivatives	$ 102	$ 24
Cash flows from operations	$ 154	$ 494
Adjusted cash flows from operations less special items[2] (non-GAAP measure)	254	524
Development capital expenditures	95	237

	Year Ended	
	Dec. 31, 2020	Dec. 31, 2019
Average realized oil price per barrel (excluding derivative settlements)	$ 37.78	$ 58.26
Average realized oil price per barrel (including derivative settlements)	43.40	59.40
Total production (BOE/d)	51,151	58,213
Total continuing production (BOE/d)[4]	50,957	56,914

(1) Combined results for the quarter ended September 30, 2020 and year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods.

(2) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(3) Calculated using average diluted shares outstanding of 50.0 million for the quarter ended December 31, 2020, 571.0 million for the three months ended December 31, 2019, and 510.3 million for the year ended December 31, 2019.

(4) Continuing production excludes production from the sale of a 50% working interest in four Gulf Coast properties completed on March 4, 2020.

REVIEW OF OPERATING AND FINANCIAL RESULTS

Denbury's oil and natural gas production averaged 48,805 BOE/d during fourth quarter 2020, a decrease of 2% from production in the third quarter of 2020 (the "prior quarter") and a decrease of 13% compared to continuing production in the fourth quarter of 2019 (the "prior-year fourth quarter"). The decrease in production from the prior-year fourth quarter was generally due to the impact of cost reduction measures taken by the Company during 2020 to reduce capital expenditures, workovers, well repairs and other lease operating expenses as a result of the significantly lower oil price environment in 2020. In addition, production at the Company's Delhi Field was lower in 2020 due to the lack of CO_2 injections between late-February and late-October 2020 as a result of the Delta-Tinsley CO_2 pipeline being out of service for repair during that period. On an annual basis, Denbury's 2020 total production averaged 51,151 BOE/d, on target with the midpoint of the Company's revised 2020 production guidance range. Further production information is provided on page 21 of this press release.

Denbury's fourth quarter 2020 average realized oil price, including derivative contracts, was $43.94 per barrel ("Bbl"), a 2% increase from the prior quarter and a 25% decrease from the prior-year fourth quarter. Denbury's realized oil price relative to NYMEX WTI oil prices for the fourth quarter 2020 was $2.03 per Bbl below NYMEX, compared to $1.64 per Bbl below NYMEX in the prior quarter and $0.44 per Bbl below NYMEX in the prior-year fourth quarter.

Total revenues and other income in the fourth quarter of 2020 were $197 million, an increase of 2% from the prior quarter and a decrease of 37% from the prior-year fourth quarter. The sequential quarterly increase was primarily due to higher realized oil prices, and the decrease from the prior-year fourth quarter was primarily due to lower oil prices and a decrease in production levels.

Total lease operating expenses in fourth quarter 2020 were $90 million, an increase of $3 million, or 4%, on a sequential-quarter basis (after adjusting prior quarter operating expenses for a non-recurring $15 million insurance reimbursement), and a decrease of $26 million, or 23%, compared to the prior-year fourth quarter. The sequential quarterly increase was primarily due to higher CO_2 costs, power and fuel costs, and higher workover activity, while the year-over-year quarterly decrease was due to reductions across all expense categories, with the primary drivers being labor costs, power and fuel, workover expense, and CO_2 costs. For full-year 2020, lease operating expenses averaged $18.78 per BOE, compared to $22.46 in 2019.

Taxes other than income, which includes ad valorem, production and franchise taxes, decreased $1 million, or 7%, from the prior quarter and decreased $8 million, or 35%, from the prior-year fourth quarter, generally due to changes in oil and natural gas revenues.

General and administrative ("G&A") expenses were $18 million in fourth quarter 2020 and $68 million for full-year 2020, with fourth quarter 2020 G&A including $8 million of net stock-based compensation expense primarily associated with performance-based equity awards issued in December 2020. These G&A expense amounts represent a $1 million increase compared to the prior quarter and a decrease of $15 million, or 18%, compared to full-year 2019, primarily due to the change in severance expense between 2019 and 2020.

Depletion, depreciation, and amortization ("DD&A") expense was $41 million during the fourth quarter of 2020, a decrease of $23 million, or 36%, compared to the prior-year fourth quarter due primarily to lower asset values resulting from the application of fresh start accounting.

Other expenses were $6 million in the fourth quarter of 2020, primarily associated with costs related to the Company's Chapter 11 restructuring.

Denbury's effective tax rates for the fourth quarter and full-year 2020 were 5% and 22%, respectively, lower than the Company's statutory rate of 25%, due primarily to the establishment of a valuation allowance on the Company's federal and state deferred tax assets after the application of fresh start accounting. For the Successor Period, the Company continues to offset its deferred tax assets with a valuation allowance. Thus, any income tax expense or benefit associated with the Successor's pre-tax book income or loss will be offset with a change in valuation allowance.

2020 PROVED RESERVES

The Company's total estimated proved oil and natural gas reserves at December 31, 2020 were 143 million BOE, consisting of 140 million barrels of crude oil, condensate and natural gas liquids (together, "liquids"), and 16 billion cubic feet (3 million BOE) of natural gas. Reserves were 98% liquids and 97% proved developed, with 57% of total proved reserves attributable to Denbury's CO_2 tertiary operations. Total proved reserves declined by a net 87 million BOE during 2020 primarily due to the factors shown below:

	Oil (MMBbl)	Gas (Bcf)	MMBOE	PV-10 Value[1]		
Balance at December 31, 2019 (Predecessor)	226	24	230	$	2.6	billion
Revisions of previous estimates, principally due to changes in oil price	(64)	(5)	(64)			
2020 production	(18)	(3)	(19)			
Sales of minerals in place	(4)	0	(4)			
Balance at December 31, 2020 (Successor)	140	16	143	$	0.7	billion

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

Year-end 2020 estimated proved reserves and the discounted net present value of Denbury's proved reserves, using a 10% per annum discount rate ("PV-10 Value")[1] (a non-GAAP measure), were

computed using first-day-of-the-month 12-month average prices of $39.57 per Bbl for oil (based on NYMEX prices) and $1.99 per million British thermal unit ("MMBtu") for natural gas (based on Henry Hub cash prices), adjusted for prices received at the field. Comparative prices for 2019 were $55.69 per Bbl of oil and $2.58 per MMBtu for natural gas, adjusted for prices received at the field. The PV-10 Value[1] of Denbury's proved reserves was $703 million at December 31, 2020, compared to $2.6 billion at December 31, 2019. The standardized measure of discounted estimated future net cash flows after income taxes of Denbury's proved reserves at December 31, 2020 ("Standardized Measure") was $655 million compared to $2.3 billion at December 31, 2019. See the accompanying schedules for an explanation of the difference between PV-10 Value[1] and the Standardized Measure and the uses of this information.

Denbury's estimated proved CO_2 reserves at Jackson Dome at year-end 2020, on a gross or 8/8th's basis for operated fields, together with its overriding royalty interest in LaBarge Field in Wyoming, totaled 5.7 trillion cubic feet ("Tcf"), slightly lower than CO_2 reserves of 5.9 Tcf as of December 31, 2019 due to 2020 production. Of these total CO_2 reserves, 4.6 Tcf are located in the Gulf Coast region and 1.1 Tcf in the Rocky Mountain region.

FOURTH QUARTER AND FULL-YEAR 2020 RESULTS CONFERENCE CALL INFORMATION

Denbury management will host a conference call to review and discuss fourth quarter and full-year 2020 financial and operating results, together with its financial and operating outlook for 2021, today, Thursday, February 25, at 10:00 A.M. (Central). Additionally, Denbury will post presentation materials on its website which will be referenced during the conference call. Individuals who would like to participate should dial 877.705.6003 or 201.493.6725 ten minutes before the scheduled start time. To access a live webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website, and a telephonic replay will be accessible for approximately one month after the call by dialing 844.512.2921 or 412.317.6671 and entering confirmation number 13696086.

Denbury is an independent energy company with operations focused on producing oil from mature oil fields in the Gulf Coast and Rocky Mountain regions. The Company is differentiated by its focus on CO_2 Enhanced Oil Recovery (EOR) and the emerging Carbon Capture, Use, and Storage (CCUS) industry, supported by the Company's CO_2 EOR technical and operational expertise and its extensive CO_2 pipeline infrastructure. The utilization of captured industrial-sourced CO_2 in EOR significantly reduces the carbon footprint of the oil that Denbury produces, underpinning the Company's goal to fully offset its Scope 1, 2, and 3 CO_2 emissions within the decade. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimated ranges for 2021 production, capital

expenditures and free cash flow, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent reports on Form 10-K and Form 10-Q. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

Following are unaudited financial and operational information for the Successor Periods from October 1, 2020 through December 31, 2020 and September 19, 2020 through December 31, 2020; Predecessor Periods from January 1, 2020 through September 18, 2020 and the three month and annual periods ended December 31, 2019; and certain Combined information for the three month period ended September 30, 2020 and year ended December 31, 2020, in order to assist investors in understanding the comparability of the Company's financial and operational results for the applicable periods. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings. Additional required disclosures will be included in the Company's Form 10-K:

	Successor	Predecessor
In thousands, except per-share data	Quarter Ended Dec. 31, 2020	Quarter Ended Dec. 31, 2019
Revenues and other income		
Oil sales	$ 177,458	$ 292,447
Natural gas sales	1,329	1,383
CO_2 sales and transportation fees	8,452	8,610
Oil marketing revenues	5,225	5,924
Other income	4,603	2,249
Total revenues and other income	197,067	310,613
Expenses		
Lease operating expenses	89,750	116,015
Transportation and marketing expenses	9,251	9,734
CO_2 operating and discovery expenses	1,734	906
Taxes other than income	14,511	22,440
Oil marketing expenses	5,179	5,911
General and administrative expenses	17,735	28,332
Interest, net of amounts capitalized of $1,078 and $9,126, respectively	1,481	20,960
Depletion, depreciation, and amortization	40,529	63,191
Commodity derivatives expense (income)	65,937	54,616
Gain on debt extinguishment	—	(49,778)
Write-down of oil and natural gas properties	1,006	—
Other expenses	5,908	2,523
Total expenses	253,021	274,850
Income (loss) before income taxes	(55,954)	35,763
Income tax provision (benefit)		
Current income taxes	24	2,667
Deferred income taxes	(2,562)	10,017
Net income (loss)	$ (53,416)	$ 23,079
Net income (loss) per common share		
Basic	$ (1.07)	$ 0.05
Diluted	$ (1.07)	$ 0.05
Weighted average common shares outstanding		
Basic	50,000	478,030
Diluted	50,000	571,000

In thousands, except per-share data	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020	Successor Period from Sept. 19, 2020 through Dec. 31, 2020	Predecessor Period from Jan. 1, 2020 through Sept. 18, 2020	Year Ended Dec. 31, 2019
Revenues and other income				
Oil sales	$ 689,020	$ 199,769	$ 489,251	$ 1,205,083
Natural gas sales	4,189	1,339	2,850	6,937
CO_2 sales and transportation fees	30,468	9,419	21,049	34,142
Oil marketing revenues	13,919	5,376	8,543	14,198
Other income	13,116	4,697	8,419	14,523
Total revenues and other income	750,712	220,600	530,112	1,274,883
Expenses				
Lease operating expenses	351,505	101,234	250,271	477,220
Transportation and marketing expenses	37,759	10,595	27,164	41,810
CO_2 operating and discovery expenses	4,568	1,976	2,592	2,922
Taxes other than income	60,115	16,584	43,531	93,752
Oil marketing expenses	13,717	5,318	8,399	14,124
General and administrative expenses	67,992	19,470	48,522	83,029
Interest, net of amounts capitalized of $24,146, $1,261, $22,885 and $36,671, respectively	50,082	1,815	48,267	81,632
Depletion, depreciation, and amortization	234,405	45,812	188,593	233,816
Commodity derivatives expense (income)	(40,130)	61,902	(102,032)	70,078
Gain on debt extinguishment	(18,994)	—	(18,994)	(155,998)
Write-down of oil and natural gas properties	997,664	1,006	996,658	—
Restructuring items, net	849,980	—	849,980	—
Other expenses	43,940	8,072	35,868	11,187
Total expenses	2,652,603	273,784	2,378,819	953,572
Income (loss) before income taxes	(1,901,891)	(53,184)	(1,848,707)	321,311
Income tax provision (benefit)				
Current income taxes	(7,230)	30	(7,260)	3,881
Deferred income taxes	(411,425)	(2,556)	(408,869)	100,471
Net income (loss)	$ (1,483,236)	$ (50,658)	$ (1,432,578)	$ 216,959
Net income (loss) per common share				
Basic		$ (1.01)	$ (2.89)	$ 0.47
Diluted		$ (1.01)	$ (2.89)	$ 0.45
Weighted average common shares outstanding				
Basic		50,000	495,560	459,524
Diluted		50,000	495,560	510,341

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020	Successor Period from Sept. 19, 2020 through Dec. 31, 2020	Predecessor Period from Jan. 1, 2020 through Sept. 18, 2020	Year Ended Dec. 31, 2019
Cash flows from operating activities				
Net income (loss)	$ (1,483,236)	$ (50,658)	$ (1,432,578)	$ 216,959
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Noncash reorganization items, net	810,909	—	810,909	—
Depletion, depreciation, and amortization	234,405	45,812	188,593	233,816
Write-down of oil and natural gas properties	997,664	1,006	996,658	—
Deferred income taxes	(411,425)	(2,556)	(408,869)	100,471
Stock-based compensation	12,323	8,212	4,111	12,470
Commodity derivatives expense (income)	(40,130)	61,902	(102,032)	70,078
Receipt on settlements of commodity derivatives	102,485	21,089	81,396	23,606
Gain on debt extinguishment	(18,994)	—	(18,994)	(155,998)
Debt issuance costs and discounts	12,370	799	11,571	12,303
Other, net	(1,910)	(2,349)	439	(8,596)
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	47,986	21,411	26,575	(13,619)
Trade and other receivables	(6,776)	15,567	(22,343)	9,379
Other current and long-term assets	(1,052)	(1,795)	743	7,629
Accounts payable and accrued liabilities[2]	(83,269)	(67,167)	(16,102)	(3,275)
Oil and natural gas production payable	(13,704)	(6,912)	(6,792)	2,170
Other liabilities	(3,912)	(4,035)	123	(13,250)
Net cash provided by operating activities	153,734	40,326	113,408	494,143
Cash flows from investing activities				
Oil and natural gas capital expenditures	(117,546)	(17,964)	(99,582)	(262,005)
CO_2 capital expenditures	(465)	(269)	(196)	(3,154)
Pipelines and plants capital expenditures	(12,219)	(618)	(11,601)	(27,319)
Net proceeds from sales of oil and natural gas properties and equipment	42,260	938	41,322	10,196
Other	28,972	16,029	12,943	12,590
Net cash used in investing activities	(58,998)	(1,884)	(57,114)	(269,692)
Cash flows from financing activities				
Bank repayments	(741,000)	(190,000)	(551,000)	(925,791)
Bank borrowings	811,000	120,000	691,000	925,791
Interest payments treated as a reduction of debt	(46,417)	—	(46,417)	(85,303)
Cash paid in conjunction with debt exchange	—	—	—	(136,427)
Cash paid in conjunction with debt repurchases	(14,171)	—	(14,171)	—
Costs of debt financing	(12,490)	(8)	(12,482)	(11,065)
Pipeline financing and capital lease debt repayments	(74,730)	(22,938)	(51,792)	(13,908)
Other	(7,725)	1,638	(9,363)	348
Net cash provided by (used in) financing activities	(85,533)	(91,308)	5,775	(246,355)
Net increase (decrease) in cash, cash equivalents, and restricted cash	9,203	(52,866)	62,069	(21,904)
Cash, cash equivalents, and restricted cash at beginning of period	33,045	95,114	33,045	54,949
Cash, cash equivalents, and restricted cash at end of period	$ 42,248	$ 42,248	$ 95,114	$ 33,045

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments,

certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

(2) Working capital changes during the Successor period from September 19, 2020 through December 31, 2020 and the combined year ended December 31, 2020 include an approximately $52 million cash outflow related to settlement of the Riley Ridge helium supply contract claim with APMTG Helium, LLC ("APMTG").

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Successor		Predecessor	
	Quarter Ended Dec. 31, 2020		Quarter Ended Dec. 31, 2019	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share[2]
Net income (loss) (GAAP measure)	$ (53,416)	$ (1.07)	$ 23,079	$ 0.05
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value losses on commodity derivatives[3]	80,366	1.61	63,508	0.11
Write-down of oil and natural gas properties[5]	1,006	0.02	—	—
Gain on debt extinguishment[7]	—	—	(49,778)	(0.09)
Severance-related expense included in general and administrative expenses[8]	—	—	18,627	0.03
Expense associated with restructuring[9]	4,061	0.08	—	—
Other[11]	(2,896)	(0.06)	(803)	0.00
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[12]	—	—	(7,846)	(0.01)
Adjusted net income (non-GAAP measure)	$ 29,121	$ 0.58	$ 46,787	$ 0.09

In thousands, except per-share data	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020 Amount	Predecessor Year Ended Dec. 31, 2019 Amount	Predecessor Year Ended Dec. 31, 2019 Per Diluted Share[2]
Net income (loss) (GAAP measure)	$ (1,483,236)	$ 216,959	$ 0.45
Adjustments to reconcile to adjusted net income (non-GAAP measure)			
Noncash fair value losses on commodity derivatives[3]	62,355	93,684	0.18
Reorganization items, net[4]	849,980	—	—
Write-down of oil and natural gas properties[5]	997,664	—	—
Accelerated depreciation charge[6]	39,159	—	—
Gain on debt extinguishment[7]	(18,994)	(155,998)	(0.31)
Severance-related expense included in general and administrative expenses[8]	2,361	18,627	0.04
Expense associated with restructuring[9]	28,168	—	—
Delhi Field insurance reimbursements[10]	(15,402)	—	—
Other[11]	727	(1,596)	0.00
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[12]	(418,655)	20,637	0.04
Adjusted net income (non-GAAP measure)	$ 44,127	$ 192,313	$ 0.40

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

(2) Diluted net income per common share for the Predecessor periods includes the impact of potentially dilutive securities including nonvested restricted stock, nonvested performance-based equity awards and shares into which the Company's previous convertible senior notes were convertible. The basic and diluted earnings per share calculations are included on page 15.

(3) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(4) Reorganization items, net represent (a) expenses incurred subsequent to the filing petition for Chapter 11 as a direct result of the prepackaged joint plan of reorganization, (b) gains or losses from liabilities settled, and (c) fresh start accounting adjustments.

(5) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(6) Accelerated depreciation for an asset impairment as well as impaired unevaluated properties during the year ended December 31, 2020.

(7) Gain on debt extinguishment related to the open market repurchases and debt exchanges during 2020 and 2019.

(8) Severance-related expense associated with the Company's 2019 voluntary separation program and the May-2020 involuntary workforce reduction.

(9) Expenses incurred before the petition date and after the Emergence Date related to advisor and professional fees associated with review of strategic alternatives and comprehensive restructuring of the Company's indebtedness.

(10) Insurance reimbursements associated with a 2013 incident at Delhi Field.

(11) Other adjustments include (a) $3.7 million gain on land sales and $0.6 million litigation accrual adjustment upon settlement of the APMTG helium supply contract ruling, slightly offset by $0.9 million write-off of trade receivables and $0.5 million of expense associated with Delta-Tinsley CO_2 pipeline repairs during the three months ended December 31, 2020 and (b) $2.0 million gain on land sales, $0.6 million of expense related to an impairment of assets, and $0.5 million of costs associated with the APMTG helium supply contract ruling during the three months ended December 31, 2019. The year ended December 31, 2020 was further impacted by $5.9 million gain on land sales, offset by $4.2 million write-off of trade receivables, $3.8 million of expense associated with Delta-Tinsley CO_2 pipeline repairs and $1.6 million of expense associated with the APMTG helium supply contract ruling. The year ended December 31, 2019 was further impacted by $6.3 million gain on land sales, $1.5 million of transaction costs related to the Company's privately negotiated debt exchanges, $1.3 million of acquisition transaction costs, $1.3 million of expense related to an impairment of assets, and $1.3 million of costs associated with the APMTG helium supply contract ruling.

(12) The estimated income tax impacts on adjustments to net income (loss) for the Predecessor periods are generally computed based upon a statutory rate of 25% applied to income before tax, which incorporates discrete tax adjustments primarily comprised of the tax effect of the ceiling test and accelerated depreciation, impacts of the CARES Act, valuation allowances, and the periodic tax impacts of a shortfall (benefit) on the stock-based compensation deduction.

BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE

	Successor		Predecessor	
	Quarter Ended Dec. 31, 2020		Quarter Ended Dec. 31, 2019	
In thousands, except per-share data	Amount	Per Share	Amount	Per Share
Numerator				
Net income (loss) – basic	$ (53,416)	$ (1.07)	$ 23,079	$ 0.05
Effect of potentially dilutive securities				
Interest on convertible senior notes, net of tax	—		6,685	
Net income (loss) – diluted	$ (53,416)	$ (1.07)	$ 29,764	$ 0.05
Denominator				
Weighted average common shares outstanding – basic	50,000		478,030	
Effect of potentially dilutive securities				
Restricted stock and performance-based equity awards	—		2,117	
Convertible senior notes	—		90,853	
Weighted average common shares outstanding – diluted	50,000		571,000	

	Successor		Predecessor			
	Period from Sept. 19, 2020 through Dec. 31, 2020		Period from Jan. 1, 2020 through Sept. 18, 2020		Year Ended Dec. 31, 2019	
In thousands, except per-share data	Amount	Per Share	Amount	Per Share	Amount	Per Share
Numerator						
Net income (loss) – basic	$ (50,658)	$ (1.01)	$ (1,432,578)	$ (2.89)	$ 216,959	$ 0.47
Effect of potentially dilutive securities						
Interest on convertible senior notes, net of tax	—		—		14,134	
Net income (loss) – diluted	$ (50,658)	$ (1.01)	$ (1,432,578)	$ (2.89)	$ 231,093	$ 0.45
Denominator						
Weighted average common shares outstanding – basic	50,000		495,560		459,524	
Effect of potentially dilutive securities						
Restricted stock and performance-based equity awards	—		—		2,396	
Convertible senior notes	—		—		48,421	
Weighted average common shares outstanding – diluted	50,000		495,560		510,341	

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) to adjusted cash flows from operation less special items (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Adjusted cash flows from operations less special items is an additional non-GAAP measure that removes other special items. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less special items and interest treated as debt reduction, development capital expenditures and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period.

In thousands	Successor Quarter Ended Dec. 31, 2020	Predecessor Quarter Ended Dec. 31, 2019	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020	Predecessor Year Ended Dec. 31, 2019
Net income (loss) (GAAP measure)	$ (53,416)	$ 23,079	$ (1,483,236)	$ 216,959
Adjustments to reconcile to adjusted cash flows from operations				
Depletion, depreciation, and amortization	40,529	63,191	234,405	233,816
Deferred income taxes	(2,562)	10,017	(411,425)	100,471
Stock-based compensation	8,212	2,604	12,323	12,470
Noncash fair value losses on commodity derivatives	80,366	63,508	62,355	93,684
Gain on debt extinguishment	—	(49,778)	(18,994)	(155,998)
Write-down of oil and natural gas properties	1,006	—	997,664	—
Noncash reorganization items, net	—	—	810,909	—
Other	(2,253)	2,962	10,460	3,707
Adjusted cash flows from operations (non-GAAP measure)	71,882	115,583	214,461	505,109
Net change in assets and liabilities relating to operations[2]	(64,466)	34,982	(60,727)	(10,966)
Cash flows from operations (GAAP measure)	$ 7,416	$ 150,565	$ 153,734	$ 494,143
Adjusted cash flows from operations (non-GAAP measure)	$ 71,882	$ 115,583	$ 214,461	$ 505,109
Reorganization items settled in cash[3]	—	—	39,071	—
Severance-related expense	—	18,627	—	18,627
Adjusted cash flows from operations less special items (non-GAAP measure)	$ 71,882	$ 134,210	$ 253,532	$ 523,736
Interest on notes treated as debt reduction	—	(21,448)	(46,417)	(85,454)
Development capital expenditures	(17,602)	(47,482)	(95,168)	(236,921)
Capitalized interest	(1,078)	(9,126)	(24,146)	(36,671)
Free cash flow (non-GAAP measure)	$ 53,202	$ 56,154	$ 87,801	$ 164,690

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.
(2) Working capital changes during the quarter and combined year ended December 31, 2020 include an approximately $52 million cash outflow related to settlement of the Riley Ridge helium supply contract claim with APMTG Helium, LLC.
(3) Includes costs associated with the Company's restructuring incurred during the period from July 30, 2020 through September 18, 2020.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value gains (losses) on commodity derivatives (non-GAAP measure)

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Consolidated Statements of Operations in that the noncash fair value gains (losses) on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value gains (losses) on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

	Successor	Predecessor	Combined (Non-GAAP)[1]	Predecessor
In thousands	Quarter Ended Dec. 31, 2020	Quarter Ended Dec. 31, 2019	Year Ended Dec. 31, 2020	Year Ended Dec. 31, 2019
Receipt on settlements of commodity derivatives	$ 14,429	$ 8,892	$ 102,485	$ 23,606
Noncash fair value losses on commodity derivatives (non-GAAP measure)	(80,366)	(63,508)	(62,355)	(93,684)
Commodity derivatives income (expense) (GAAP measure)	$ (65,937)	$ (54,616)	$ 40,130	$ (70,078)

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP financial measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income, the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are non-recurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in its industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income, cash flows from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX, or EBITDA in the same manner. The following table presents a reconciliation of net income (loss) to Adjusted EBITDAX.

In thousands	Successor Quarter Ended Dec. 31, 2020	Predecessor Quarter Ended Dec. 31, 2019	Combined (Non-GAAP)[1] Year Ended Dec. 31, 2020	Predecessor Year Ended Dec. 31, 2019
Net income (loss) (GAAP measure)	$ (53,416)	$ 23,079	$ (1,483,236)	$ 216,959
Adjustments to reconcile to Adjusted EBITDAX				
Interest expense	1,481	20,960	50,082	81,632
Income tax expense (benefit)	(2,538)	12,684	(418,655)	104,352
Depletion, depreciation, and amortization	40,529	63,191	234,405	233,816
Noncash fair value losses on commodity derivatives	80,366	63,508	62,355	93,684
Stock-based compensation	8,212	2,604	12,323	12,470
Gain on debt extinguishment	—	(49,778)	(18,994)	(155,998)
Write-down of oil and natural gas properties	1,006	—	997,664	—
Reorganization items, net	—	—	849,980	—
Severance-related expense	—	18,627	3,315	18,627
Noncash, non-recurring and other	1,551	130	36,565	1,589
Adjusted EBITDAX (non-GAAP measure)	$ 77,191	$ 155,005	$ 325,804	$ 607,131

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURE (UNAUDITED)

Reconciliation of the standardized measure of discounted estimated future net cash flows after income taxes (GAAP measure) to PV-10 Value (non-GAAP measure)

PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. Denbury's 2020 and 2019 year-end estimated proved oil and natural gas reserves and proved CO_2 reserves quantities were prepared by the independent reservoir engineering firm of DeGolyer and MacNaughton. The information used to calculate PV-10 Value is derived directly from data determined in accordance with FASC Topic 932. Management believes PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company's unique tax situation, and it is not practical to calculate the Standardized Measure on a property-by-property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by management and others in the industry to evaluate properties that are bought and sold, to assess the potential return on investment in the Company's oil and natural gas properties, and to perform impairment testing of oil and natural gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. PV-10 Value and the Standardized Measure do not purport to represent the fair value of the Company's oil and natural gas reserves.

	Successor	Predecessor
In thousands	Dec. 31, 2020	Dec. 31, 2019
Standardized Measure (GAAP measure)	$ 654,734	$ 2,261,039
Discounted estimated future income tax	48,346	354,629
PV-10 Value (non-GAAP measure)	$ 703,080	$ 2,615,668

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

	Quarter Ended			Year Ended	
	December 31,		Sept. 30,	December 31,	
	2020	2019	2020	2020	2019
Production (daily – net of royalties)					
Oil (barrels)	47,471	56,185	48,334	49,828	56,672
Gas (mcf)	8,002	7,954	8,110	7,938	9,246
BOE (6:1)	48,805	57,511	49,686	51,151	58,213
Unit sales price (excluding derivative settlements)					
Oil (per barrel)	$ 40.63	$ 56.58	$ 39.23	$ 37.78	$ 58.26
Gas (per mcf)	1.81	1.89	1.29	1.44	2.06
BOE (6:1)	39.82	55.53	38.37	37.03	57.04
Unit sales price (including derivative settlements)					
Oil (per barrel)	$ 43.94	$ 58.30	$ 43.23	$ 43.40	$ 59.40
Gas (per mcf)	1.81	1.89	1.29	1.44	2.06
BOE (6:1)	43.03	57.21	42.27	42.50	58.15
NYMEX differentials					
Gulf Coast region					
Oil (per barrel)	$ (1.85)	$ 0.90	$ (1.38)	$ (1.14)	$ 3.30
Gas (per mcf)	(0.39)	0.01	(0.06)	(0.14)	(0.04)
Rocky Mountain region					
Oil (per barrel)	$ (2.30)	$ (2.48)	$ (2.03)	$ (2.80)	$ (2.01)
Gas (per mcf)	(1.69)	(1.26)	(1.74)	(1.36)	(0.96)
Total company					
Oil (per barrel)	$ (2.03)	$ (0.44)	$ (1.64)	$ (1.81)	$ 1.23
Gas (per mcf)	(0.96)	(0.52)	(0.83)	(0.69)	(0.47)

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
Average Daily Volumes (BOE/d) (6:1)	2020	2019	2020	2020	2019
Tertiary oil production					
Gulf Coast region					
Delhi	3,132	4,085	3,208	3,419	4,324
Hastings	4,598	5,097	4,473	4,755	5,403
Heidelberg	4,198	4,409	4,256	4,297	4,195
Oyster Bayou	3,880	4,261	3,526	3,818	4,345
Tinsley	3,654	4,343	4,042	3,959	4,608
West Yellow Creek	614	807	588	668	640
Mature properties[1]	5,718	6,347	5,683	5,759	6,422
Total Gulf Coast region	25,794	29,349	25,776	26,675	29,937
Rocky Mountain region					
Bell Creek	5,079	5,618	5,551	5,518	5,228
Salt Creek	2,007	2,223	2,167	1,928	2,143
Grieve	—	60	—	14	53
Total Rocky Mountain region	7,086	7,901	7,718	7,460	7,424
Total tertiary oil production	32,880	37,250	33,494	34,135	37,361
Non-tertiary oil and gas production					
Gulf Coast region					
Mississippi	655	952	629	686	970
Texas	2,860	3,212	3,095	3,115	3,225
Other	8	5	4	6	6
Total Gulf Coast region	3,523	4,169	3,728	3,807	4,201
Rocky Mountain region					
Cedar Creek Anticline	11,433	13,730	11,485	11,985	14,090
Other	969	1,192	979	1,030	1,262
Total Rocky Mountain region	12,402	14,922	12,464	13,015	15,352
Total non-tertiary production	15,925	19,091	16,192	16,822	19,553
Total continuing production	48,805	56,341	49,686	50,957	56,914
Property sales					
Property divestitures[2]	—	1,170	—	194	1,299
Total production	48,805	57,511	49,686	51,151	58,213

(1) Mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Mallalieu, Martinville, McComb and Soso fields.
(2) Includes non-tertiary production related to the sale of 50% of the Company's working interests in Webster, Thompson, Manvel, and East Hastings fields, sold in March 2020.

DENBURY INC.
PER-BOE DATA (UNAUDITED)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Oil and natural gas revenues	$ 39.82	$ 55.53	$ 37.03	$ 57.04
Receipt on settlements of commodity derivatives	3.21	1.68	5.47	1.11
Lease operating expenses	(19.99)	(21.93)	(18.78)	(22.46)
Production and ad valorem taxes	(2.95)	(3.98)	(2.87)	(4.09)
Transportation and marketing expenses	(2.06)	(1.84)	(2.02)	(1.97)
Production netback	18.03	29.46	18.83	29.63
CO_2 sales, net of operating and discovery expenses	1.49	1.46	1.39	1.47
General and administrative expenses[1]	(3.95)	(5.35)	(3.63)	(3.91)
Interest expense, net	(0.33)	(3.96)	(2.68)	(3.84)
Reorganization items settled in cash	—	—	(2.08)	—
Other	0.77	0.24	(0.38)	0.43
Changes in assets and liabilities relating to operations	(14.36)	6.61	(3.24)	(0.52)
Cash flows from operations	1.65	28.46	8.21	23.26
DD&A – excluding accelerated depreciation charge	(9.03)	(11.94)	(10.43)	(11.00)
DD&A – accelerated depreciation charge[2]	—	—	(2.09)	—
Write-down of oil and natural gas properties	(0.22)	—	(53.29)	—
Deferred income taxes	0.57	(1.89)	21.98	(4.73)
Gain on debt extinguishment	—	9.41	1.01	7.34
Noncash fair value losses on commodity derivatives	(17.90)	(12.00)	(3.33)	(4.41)
Noncash reorganization items, net	—	—	(43.32)	—
Other noncash items	13.03	(7.68)	2.03	(0.25)
Net income (loss)	$ (11.90)	$ 4.36	$ (79.23)	$ 10.21

(1) General and administrative expenses includes an accrual for severance-related costs of $18.6 million associated with the Company's voluntary separation program for the quarter and year ended December 31, 2019, which if excluded, would have averaged $1.83 per BOE and $3.03 per BOE for the quarter and year ended December 31, 2019, respectively.
(2) Represents an accelerated depreciation charge related to assets associated with impaired unevaluated properties that were transferred to the full cost pool during the three months ended March 31, 2020.

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

	Quarter Ended December 31,		Year Ended December 31,	
In thousands	2020	2019	2020	2019
Capital expenditures by project				
Tertiary oil fields	$ 3,838	$ 20,998	$ 26,402	$ 93,331
Non-tertiary fields	6,551	15,075	25,666	71,014
Capitalized internal costs[2]	6,261	10,642	32,956	46,031
Oil and natural gas capital expenditures	16,650	46,715	85,024	210,376
CO_2 pipelines, sources and other	952	767	10,144	26,545
Capital expenditures, before acquisitions and capitalized interest	17,602	47,482	95,168	236,921
Acquisitions of oil and natural gas properties	81	162	176	284
Capital expenditures, before capitalized interest	17,683	47,644	95,344	237,205
Capitalized interest	1,078	9,126	24,146	36,671
Capital expenditures, total	$ 18,761	$ 56,770	$ 119,490	$ 273,876

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

DENBURY INC.
INTEREST AND FINANCING EXPENSES (UNAUDITED)

	Successor	Predecessor
In thousands	Quarter Ended Dec. 31, 2020	Quarter Ended Dec. 31, 2019
Cash interest[1]	$ 1,874	$ 46,838
Interest not reflected as expense for financial reporting purposes[1]	—	(21,448)
Noncash interest expense	685	1,037
Amortization of debt discount[2]	—	3,659
Less: capitalized interest	(1,078)	(9,126)
Interest expense, net	$ 1,481	$ 20,960

	Successor	Predecessor	
In thousands	Period from Sept. 19, 2020 through Dec. 31, 2020	Period from Jan. 1, 2020 through Sept. 18, 2020	Year Ended Dec. 31, 2019
Cash interest[1]	$ 2,277	$ 108,824	$ 191,454
Interest not reflected as expense for financial reporting purposes[1]	—	(49,243)	(85,454)
Noncash interest expense	799	2,439	4,554
Amortization of debt discount[2]	—	9,132	7,749
Less: capitalized interest	(1,261)	(22,885)	(36,671)
Interest expense, net	$ 1,815	$ 48,267	$ 81,632

(1) Cash interest in Predecessor Periods includes interest which was paid semiannually on the Company's previously outstanding 9% Senior Secured Second Lien Notes due 2021 and 9¼% Senior Secured Second Lien Notes due 2022. As a result of the accounting for certain exchange transactions in previous years, most of the future interest related to these notes was recorded as debt as of the debt issuance dates, which is reduced as semiannual interest payments are made, and therefore not reflected as interest for financial reporting purposes.

(2) Represents the amortization of debt discounts related to the Company's previously outstanding 7¾% Senior Secured Second Lien Notes due 2024 ("7¾% Senior Secured Notes") and 6⅜% Convertible Senior Notes due 2024 ("6⅜% Convertible Senior Notes") issued in June 2019. In accordance with FASC 470-50, _Modifications and Extinguishments_, the 7¾% Senior Secured Notes and 6⅜% Convertible Senior Notes were recorded on the Company's balance sheet at a discount of $30 million and $80 million, respectively, which was being amortized as interest expense over the term of the notes.

SELECTED BALANCE SHEET INFORMATION (UNAUDITED)

	Successor	Predecessor
In thousands	Dec. 31, 2020	Dec. 31, 2019
Cash and cash equivalents	$ 518	$ 516
Total assets	1,634,758	4,691,867
Senior secured bank credit facility	$ 70,000	$ —
Senior secured second lien notes (principal only)[1]	—	1,623,049
Senior convertible notes (principal only)[2]	—	245,548
Senior subordinated notes (principal only)	—	245,690
Pipeline financings	68,008	167,439
Total debt (principal only)	$ 138,008	$ 2,281,726
Total stockholders' equity	$ 1,053,668	$ 1,412,259

(1) Excludes $165 million of future interest payable on the notes as of December 31, 2019 accounted for as debt for financial reporting purposes and also excludes a $27 million discount to par on the 7¾% Senior Secured Second Lien Notes as of December 31, 2019.

(2) Excludes a $75 million discount to par on the 6⅜% Convertible Senior Notes as of December 31, 2019.